SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XLVI Fixed Rate Notes in a principal amount of USD 28,553,518 due 2027.

The Company informs that on July 18, 2025, will start the payment of the second  installment of interests related to the Series XLVI Notes issued on July 18, 2024.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	July 18, 2025
Number of service to be paid:	Second installment of interests
Period comprised by the payment:	January 18, 2025 / July 18, 2025
Concept of payment:	Interest (100%)
Payment Currency:	ARS at the applicable exchange rate
Outstanding Capital:	USD 28,553,518
Annual Nominal Interest Rate:	1.50%
Interest being paid	USD 212,391.24

Interests will be paid to the noteholders at whose name the Notes were registered on July 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 11, 2025